January 14, 2008

Christian N. Windsor

Special Counsel

Division of Corporation Finance

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Northern Trust Corporation

Definitive 14A Proxy Statement

Filed March 12, 2007

File No. 00-5965

Dear Mr. Windsor:

Reference is made to the comment letter (the “Comment Letter”) of the staff of the Securities and Exchange Commission (the “Commission”) dated September 26, 2007 relating to the executive compensation disclosures in the 2007 definitive proxy statement (the “Proxy Statement”) of Northern Trust Corporation (the “Corporation”) and the Corporation’s responses to those comments delivered by letter dated October 26, 2007 (the “Response Letter”). Further to our telephone conversation of January 11, 2008, the Corporation submits the clarified response to Comment 1 of the Comment Letter detailed below. The response detailed below replaces the response to Comment 1 set forth in the Response Letter. All other responses set forth in the Response Letter remain unaffected. For convenience, Comment 1 is reproduced in bold typeface, and the Corporation’s clarified response is set forth below the comment in regular typeface.

Related Persons Transaction Policy, page 15

1.	On page 16 you disclose the fact that officers and directors engaged in credit relationships with Northern Trust. You also disclose Northern Trust’s review of related party transactions on page 15. Please provide the revised representations required by Instruction 4 to Item 404(a) with regard to credit relationships between Northern Trust and your related parties.

Response:

The representations required by Instruction 4 to Item 404(a) of Regulation S-K appear on page 15 of the Proxy Statement in the context of describing the types of related person transactions that are permitted under the “Northern Trust Corporation Policy and Procedures With Respect to Related Person Transactions.” Specifically, the first bullet point under the caption “Related Person Transaction Policy” on page 15 provides:

•

An extension of credit to a related person that is made in the ordinary course of business on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with unrelated persons and does not involve more than the normal risk of collectibility or present other unfavorable risks. (The italicized language is intended to conform to the representations in Instruction 4 to Item 404(a).)

The Corporation has always intended the term “unrelated persons” in the language above to be synonymous with the phrase “persons not related to the lender” in Instruction 4. To clarify this issue in future filings, the Corporation will revise the foregoing language to exactly conform to the representations in Instruction 4 to Item 404(a). Specifically, the Corporation will replace the phrase “comparable loans with unrelated persons” with the phrase “comparable loans with persons not related to the lender” in its future filings.

It is our understanding that with this clarification, the SEC staff will consider the comments set forth in the Comment Letter fully resolved and will issue a letter confirming such resolution.

If you have any questions regarding this letter, please call me at (312) 444-3714.

Very truly yours,

/s/ Rose A. Ellis
Rose A. Ellis
Assistant General Counsel and Secretary